Exhibit 4.21

Safe City Project of Baoding City

Shanxi Zhongtianxin Procurement Contract

Contract No. FZ20131231 (4)

Party A (Buyer): Shanxi Zhongtianxin Science and Technology Co., Ltd.

Party B (Seller): Fuzhou Vimicro Corporation

In accordance with the provisions of Company Law of the People’s Republic of China and other relevant laws and regulations, both parties hereby enter this Contract concerning the following items on the basis of consultation and principles of equality, and agree to abide by and implement this Contract.

I. Cargo List and Price

Cargo’s Description	Unit Price	Unit	Total Price
Video Surveillance System	RMB 67,562,719.62	Set	RMB 67,562,719.62
In Words	Sixty-seven Million Five Hundred and Sixty—two Thousand Seven Hundred and Nineteen Yuan Six Jiao and Two Fen

II. Quality and Technical Standard & Product Packaging

1.              Quality and technical standard: as per relevant specifications of national standard and cargo instructions.

2.              Product packaging:

(1)         The product packaging shall comply with the packaging standard of the original manufacturer in case the product is packaged by the original manufacturer.

(2)         In case the product is not packaged by the original manufacturer, the product packaging shall comply with the packaging standard of the seller.

3.              The products supplied by the seller shall be brand-new devices (including parts and spares, fittings, attached tools etc.) without any trace of scratch or collision with the surface.

III. Cargo Delivery

1.              Information on cargo delivery:

(1)         The full name of the unit (person) appointed by the buyer to receive the cargo hereunder is: Shanxi Zhongtianxin Science and Technology Co., Ltd.

(2)         The buyer hereby designates the following address as the detailed place which the cargo hereunder shall be delivered to: 322, 3/F, Complex Building of Vehicle Administration Authority, Traffic Police Detachment of the Public Security Bureau, No. 2601, Changcheng North Avenue, Baoding City.

(3)         The name and contact information of the contact person appointed by the buyer: Li Genbing 18050131303.

2.              Means of Acceptance:

Upon receiving the cargo, the buyer or the person appointed by the buyer to receive the cargo shall check the cargo against acceptance in the way as agreed and shall affix his/her name and official seal or the seal for cargo receipt.

IV. Date and Means of Delivery & Transportation and Costs

1.              Delivery date: before December 31, 2013.

2.              All the products and the fittings shall bear certificate of quality issued by the factory.

3.              Party B shall furnish Party A with user’s manual, warranty manual, relevant materials and fittings, attached tools, etc. in conjunction with the supplied products.

4.              The freight expenses shall be borne by the seller.

V. Payment

1.              The buyer shall pay for the cargo by T/T. In regard to the transaction and clearing between the buyer and the seller, both parties agree that the payment for the cargo shall not be deemed as having been paid off until the buyer’s payment for the cargo is transferred in entirety to the account designated by the seller; the buyer shall not be reckoned as having paid off the payment for the cargo notwithstanding the invoices having been obtained by the buyer.

2.              Means of payment:

The buyer shall pay 100% of the total Contract price to the seller after having received all the cargoes and the invoices of the seller.

VI. Acceptance and Objection

1.              In case the buyer designates a unit/person to receive the cargo, the buyer agrees to bear the responsibilities in connection with such unit’s (person’s) acts as acceptance, rejection against acceptance and rejection against acceptance in writing.

2.              Procedures of acceptance: the cargo shall be delivered to the door. When the cargo is handed over by the seller, each of the seller and the buyer shall designate at least one person to jointly check the brand, specification, model, amount and quality of the cargo forthwith. The buyer shall accept the cargoes complying with the items hereof. The buyer may reject to accept the cargoes not complying with the items hereof, but shall present a documentation in writing within 2 days in order to specify the reasons for such rejection above.

3.              Others:

(1)         In case the cargo quality declines due to improper usage/storage/maintenance etc. by the buyer, the buyer shall not raise any objection.

(2)         In case the abovementioned rejection or objection is caused by the seller, the seller shall bear the responsibility to replace or make good within 7 days.

VII. After-sale Service and Warranty

The seller shall offer a two-year warranty period from the date when the cargo is delivered, and shall render such services as maintenance, related technical support and consulting services.

Within the warranty period, quality problems or malfunctions which are not caused by the buyer purposely shall be fixed by the buyer by repairing, replacement and exchanging, with all the expenses thus incurred to be borne by the buyer. When the warranty expires, both parties shall negotiate and sign another contract in terms of warranty renewal.

VIII. Breach of Contract

1.              Seller’s Liabilities for Breach of Contract

(1)         In case the date when the seller delivers the cargo exceeds the time limit, the seller shall pay the buyer 1‰ of the payment for such cargo overdue per day as default fine, which shall not exceed 5% of the payment for such cargo overdue.

(2)         In case both parties confirm that the specification, model, quantity, quality and packaging of the cargo delivered by the seller fail to meet the standard as agreed herein, both parties shall settle it through another consultation on condition that the buyer agrees to accept; otherwise the seller shall make good, replace or repair in accordance with the actual condition of the cargo, and shall bear the actual expenses for repair and replacement.

(3)         In case the buyer furnishes wrong information about the delivery address and the appointed person to receive the cargo, which results in the seller or its entrusted consignee failing to deliver the cargo in time, the seller shall not undertake any default liabilities caused by such late delivery and has the right to order the buyer to compensate for all the losses thus incurred to the buyer.

2.              Buyer’s Liabilities for Breach of Contract

(1)         In case the payment to be made by the buyer is overdue, the buyer shall pay the seller 1‰ of the overdue payment as default fine per day within 30 days (inclusive) from the date exceeding the time limit, but such default fine shall not exceed 5% of the overdue payment.

(2)         Since the cargo hereunder is specially prepared by the seller for the buyer, should the buyer reject to receive the cargo complying with the provisions of the Contract without any justified reason (including the case that the buyer cancel the order halfway), the buyer (i) shall be deemed as unilaterally breaching the Contract; (ii) shall pay the seller 20% of the payment for such part of cargo rejected by the buyer (or the part cancelled halfway) as default fine; and (iii) shall compensate the seller for the losses thus incurred.

(3)         In case the buyer fails to arrange for receiving the cargo within 20 work days from the delivery date, the seller has the right to stop the delivery or cancel this Contract.

IX. Cargo’s Ownership Retention and Risk Transfer

1.              Both parties agree that the ownership shall be transferred to the buyer once the seller has delivered the cargo.

2.              Both parties agree that the risk of damage and loss of the cargo hereunder shall not be assumed by the buyer until the seller has delivered the cargo.

X. Force Majeure

1.              The force majeure herein refers to the objective situations that are unable to forecast, avoid or overcome, including war, fire, flood, typhoon, earthquake, policy change and other act of God. The force majeure may occur in the process of cargo’s manufacturing, transportation, warehousing or delivery; the seller shall notify the buyer of the force majeure above immediately.

2.              In case the seller fails to deliver the cargo in time due to force majeure or pandemic acute infectious diseases, the seller shall not undertake any liability therefrom.

3.              In case either of the parties fails to fulfill this Contract as a result of force majeure, such party shall notify the other party in time and also provide proofs furnished by the competent authority within 15 days from the date when the aforesaid event is over.

XI. Dispute Resolution

Any dispute arising from the fulfillment of this Contract shall be settlled through negotiation by both parties in the first place; should any settlement fail to be reached, either party may lodge a lawsuit to the people’s court having the jurisdiction over the place where the buyer lives.

XII. Contract Validity and Alteration

1.              This Contract shall enter into effect once stamped with the official seals or seals for contract by both parties.

2.              Once this Contract takes effect, neither party shall amend or rescind this Contract at its own discretion. In case either party requires amendment to this Contract, both parties shall sign a supplementary agreement some other time in order to confirm the amendment to this Contract; and such supplementary agreement shall come into force when stamped with the official seals or seals for contract by both parties. Should such supplementary agreement fail to be reached by both parties, the party which suggests the amendment shall continue to fulfill its obligations hereunder; otherwise it shall be deemed as breaching the Contract.

3.              Special provisions: This Contract with Attachments embodies the entire agreement and understanding with regard to the cooperation hereunder between the parties hereto and supersedes all prior verbal communications, statements/agreements or those verbal communications, statements/agreements made during the fulfillment of this Contract. Either party hereto may suggest supplement or amendment to this Contract; such supplement or amendment shall be prepared in written form with affixed seals of both parties hereto and shall constitute the effective part of this Contract.

4.              This Contract is in duplicate with both parties holding one copy; both copies have the same legal effect. The faxes of this Contract are valid.

(The Contract body ends here)

Seller (Seal): Fuzhou Vimicro Corporation	Buyer (Seal): Shanxi Zhongtianxin Science and Technology Co., Ltd.

[Company seal is Affixed]	[Company seal is Affixed]

Representative (Signature):	Representative (Signature):

Address:	Address: 1806, Guomao Tower, Fuxi Street, Taiyuan City, Shanxi Province

Telephone:	Telephone:

Deposit Bank:	Deposit Bank:

Account No.:	Account No.:

Date:	Date: